Filed by Madison Gas and Electric Company pursuant to
Rule 425 under the Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

Subject Company: MGE Energy, Inc.

Commission File Number for Registration Statement: 333-72694

Madison Gas and Electric Company sent the following bulletin to its employees:

MGE STARTS HOLDING COMPANY VOTE CAMPAIGN

Every vote is important.

MGE will be working hard to encourage shareholders to return their holding company proxy vote in time for the annual meeting on May 14. The company plans a special telephone follow-up campaign to shareholders who have not returned their proxy. The holding company plan must be approved by two-thirds of the outstanding shares. If you are a shareholder, please return your proxy promptly.

The MGE Board of Directors recommends a “yes” vote for the following reasons:

•	Holding company provides financing flexibility

The plan to form MGE Energy, Inc., will give the company more flexibility for financing the new generation facilities needed to meet our customers’ growing demand. MGE Energy will build and own these new facilities with long-term leases to MGE. Our investors will earn a return on the generation assets.

•	Focus remains on gas and electric business

MGE’s utility operations will be the holding company’s main activity. Some utilities have used holding companies to diversify into risky ventures—and have suffered the consequences. We will not change our mission or direction.

•	Dividend commitment

The holding company will remain faithful to our loyal investors. MGE will not stray from its core values of paying dividends and producing long-term growth for our investors. Our financial strength is built on individual investors who count on MGE dividends as a source of income.

For more details, see the Question and Answer attachments or the 2002 Proxy Statement in the Investor section of mge.com.

Please refer holding company inquiries to Shareholder Services:
shareservices@mge.com, 252-4744 or 800-356-6423.

Employee Questions and Answers

What advantages does a holding company provide for building power plants?

A holding company can provide additional financial flexibility so MGE can adapt to changes in the energy industry. This will allow MGE to serve its customers more effectively while maintaining the required utility capital structure in a cost-effective manner.

A holding company allows MGE to move forward with two major initiatives related to its long-term power plant construction program.

•	MGE and the University of Wisconsin propose building a 150-megawatt, natural gas-fired cogeneration plant estimated to cost between $175 million to $195 million. The plant is expected to start operating in 2004.

•	MGE holds ownership options for up to 150 megawatts of clean, coal-fired base-load generation proposed by Wisconsin Energy Corp. MGE’s expected investment could range from $150 million to $175 million.

Under the holding company structure, returns on the new plant assets can be reinvested in future generation projects and paid as dividends to MGE Energy’s shareholders.

Will MGE make any operating changes under a holding company?

We are not changing our mission or direction. MGE’s utility operations will be the main activity of the holding company for the foreseeable future. Forming a holding company will not impact the operation of MGE’s utility business. We continue to be committed to providing high-quality utility service while producing a fair return for shareholders.

What effect will the holding company have on MGE employees?

Most employees will not notice any difference in how we do business. Some employees will have to allocate a portion of their time to the holding company. Other than that, it will be business as usual.

Customer Questions and Answers

Will the holding company affect customer rates?

MGE’s electric and gas rates, standards of service, issuance of securities, construction of new facilities, levels of short-term debt obligations, accounting, billing practices, etc., will still be regulated by the Public Service Commission of Wisconsin (PSCW). State law requires the PSCW to consider MGE as a wholly independent corporation and establish a capital structure for MGE on a stand-alone basis.

PSCW approval would be required for the long-term leases that MGE Energy, Inc., plans to establish with subsidiaries and partners when building new power plants. We expect this arrangement will secure attractive financing and help control the expense of building new generation. In addition, leases offer customers price stability over the life of the lease.

Will the holding company affect customer service?

Management objectives remain the same. We are committed to providing high-quality utility service. We are not changing our mission or direction and will maintain our commitments as a community energy company. MGE’s utility operations will be the core activity of the holding company for the foreseeable future. Forming a holding company will not impact the operation of MGE’s utility business.

MGE Energy’s initial Board of Directors will be the same directors serving on the MGE Board. We anticipate that the holding company and MGE will share existing officers.

Shareholder Questions and Answers

When and where will the annual meeting take place?

The meeting will be held on Tuesday, May 14, 2002, at 11 a.m. at the Marriott Madison West, 1313 John Q. Hammons Drive, Middleton, Wisconsin.

What is the purpose of the meeting?

•	To consider and vote upon an Agreement and Plan of Share Exchange pursuant to which each share of MGE common stock will be exchanged for one share of common stock of a holding company and, as a result, MGE Energy, Inc. will become the parent company of MGE.

•	To elect three Class I directors to terms of office expiring at the 2005 annual meeting of shareholders.

•	To transact such other business as may properly come before the meeting.

What is the proposed share exchange and corporate restructuring?

The purpose of the share exchange is to form a holding company through the exchange of MGE common stock for common stock of the holding company. This exchange will occur pursuant to the Agreement and Plan of Share Exchange, which has been approved by the MGE Board of Directors. After the share exchange, MGE will become a wholly owned subsidiary of the holding company. The shareholders of MGE, immediately prior to the share exchange, will be the shareholders of the holding company.

Why is the holding company being proposed?

•	To provide additional flexibility for financing so that MGE can adapt to changes in the energy industry, which will allow MGE to serve its customers more effectively while maintaining the required utility capital structure in a cost-effective manner.

•	To provide flexibility for us to meet the business demands of a changing energy industry.

•	To provide investment opportunities that are related to MGE’s core utility business or which may benefit the service territory but will not be subject to public utility regulation.

•	To allow us to segregate our regulated and unregulated businesses, thereby allowing more flexibility with respect to unregulated businesses while helping to protect the customers of MGE from the risks of those businesses.

Will my dividends be affected?

There is no reason to expect that dividends will be affected by the restructuring. MGE intends to pay dividends to MGE Energy in amounts that will be sufficient for the holding company to pay cash dividends to its shareholders on the same dates and in the same amounts as MGE currently pays dividends. As in the past, however, the ability of MGE to pay dividends will depend upon the availability of retained earnings and its financial circumstances. In the future, dividends from subsidiaries other than MGE may also be a source of funds for dividend payments by the holding company.

What will happen to the stock price?

We do not foresee an impact due to the holding company. We are not changing our mission or direction. MGE’s utility operations will be the main activity of the holding company for the foreseeable future. Forming a holding company will not impair the operation of MGE’s utility business. We continue to be committed to providing high-quality utility service while producing a fair return for shareholders.

Will the holding company affect MGE’s strong financial status?

Management anticipates that the holding company structure will not have any material impact on the capital structure or creditworthiness of MGE.

See “Financing Flexibility” on pages 9 and 10 of the 2002 proxy/prospectus for more details.

Will the formation of a holding company change the focus of MGE’s business or impair its operations?

MGE’s primary focus will continue to be to service its core utility customers. We intend that the utility operations of MGE continue to constitute the predominant activity of the holding company for the foreseeable future, and that forming a holding company not impair the operation of MGE’s utility business. Forming a holding company will not, in any way, affect our responsibilities, qualifications or authority to operate and maintain our utility assets.

Who will manage MGE Energy?

The initial Board of Directors of MGE Energy will consist of the same directors serving in the same classes as the Board of Directors of MGE. The first election of MGE Energy directors will be the election of the Class II directors at MGE Energy’s annual meeting of shareholders in 2003. In addition, we anticipate that the holding company and MGE will have common officers.

What was MGE’s financial performance last year?

MGE outperformed many utilities in 2001 based on numerous measures. MGE’s common stock price rose nearly 17% last year, closing at $26.45. Our strong price appreciation ranked MGE No. 6 in the nation out of 91 electric power companies.

We produced the second-highest earnings in MGE history—$1.62 per share. This is a notable achievement in a year when unusually warm weather resulted in gas deliveries dropping nearly 6%. Our solid 2001 results also followed record earnings of $1.67 per share achieved in 2000.

MGE’s 5% dividend yield exceeded the industry average of 4.53%.

MGE was one of only 289 companies in the nation recognized for consistent dividend growth for at least 10 years. We have increased dividends each year since 1980 and paid cash dividends annually since 1909.

MGE’s five-year compounded total return of more than 12% exceeded the average of other Wisconsin utilities (6.02%) and the national Edison Electric Institute Investor-Owned Electrics Index (9.77%). (Total return includes stock price appreciation and reinvested dividends.)

Standard & Poor’s latest credit rating ranks MGE No. 1 in the nation for combination gas and electric utilities. This was a significant accomplishment at a time when many other utility credit ratings were lowered due to concerns about risky unregulated ventures.

How many shares of MGE Energy stock will I get?

Each share of MGE stock will be exchanged for a share of MGE Energy stock.

Where will my MGE Energy common stock be traded?

We expect the MGE Energy common stock to be quoted on the Nasdaq National Market and, after the exchange, to trade under the stock symbol “MGEE.”

Will I have to exchange my MGE stock certificates for new MGE Energy stock certificates?

No. Your MGE stock certificates will automatically represent MGE Energy common stock instead of MGE common stock following the share exchange.

What are the federal income tax consequences of the share exchange?

You will not recognize any gain or loss for federal income tax purposes if you exchange your MGE common stock for MGE Energy common stock. You will have the same tax basis and holding period in your MGE Energy common stock as you have in your MGE common stock.

Please refer to “Proposal to Approve the Formation of a Holding Company and Agreement and Plan of Share Exchange — Material Federal Income Tax Consequences” on page 19 of the 2002 prospectus.

Do holders of MGE common stock have dissenters’ rights in connection with the share exchange and corporate restructuring?

No. Under the Wisconsin Business Corporation Law, holders of MGE common stock are not entitled to dissenters’ rights in connection with the share exchange and corporate restructuring. Please refer to “Proposal to Approve the Formation of a Holding Company and Agreement and Plan of Share Exchange — Rights of Dissenting Shareholders” on page 13 of the 2002 prospectus.

Will either MGE or the holding company be able to elect not to complete the share exchange after the holders of common stock of MGE have approved it?

Yes. After shareholder approval of the share exchange, either MGE or MGE Energy may decide not to complete the share exchange and may terminate the Agreement and Plan of Share Exchange if their respective Boards of Directors determine that consummation of the share exchange would be inadvisable or that any regulatory or other approval deemed necessary or advisable has not been obtained within a reasonable time after shareholder approval. Please refer to “Proposal to Approve the Formation of a Holding Company and Agreement and Plan of Share Exchange — Termination or Amendment of Plan of Share Exchange” on page 12 of the 2002 prospectus.

Which companies are subject to the share exchange?

MGE and MGE Energy will be subject to the share exchange. MGE is a public utility that generates and distributes electricity in Dane County, Wisconsin. MGE also purchases, transports and distributes natural gas in seven Wisconsin counties: Columbia, Crawford, Dane, Iowa, Juneau, Monroe and Vernon.

MGE Energy is a direct, wholly owned subsidiary of MGE that was organized for the purpose of becoming the new parent holding company of MGE. Currently, MGE Energy has no assets and has not engaged in any business operations.

What regulatory approvals must be obtained in connection with the formation of the holding company structure?

We must obtain the approval of the Federal Energy Regulatory Commission (FERC) and the Public Service Commission of Wisconsin (PSCW) for the formation of the holding company structure. We filed an application for approval with FERC on December 19, 2001, which application was approved by FERC on February 25, 2002. On December 28, 2001, we filed an application for approval with the PSCW. We do not expect to receive approval from the PSCW until after the approval of the share exchange by the shareholders of MGE.

What risks are involved with a holding company?

•	The formation of a holding company allows us to pursue both regulated and unregulated business opportunities. Unregulated businesses may involve more risk than those of MGE, which is primarily a regulated utility.

•	Initially, it is expected that dividends on the holding company common stock will be declared and paid on the same schedule and rate currently followed for dividends on MGE common stock. Subsequently, holding company dividends will depend on the future earnings and financial condition of the holding company and its subsidiaries.

•	In the event of liquidation or bankruptcy of MGE or MGE Energy, the rights of MGE Energy shareholders to its assets will be subordinate to the rights of MGE’s creditors and preferred stock holders and the rights of MGE Energy’s creditors.